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                                                               EXHIBIT (a)(1)(C)

                                  [ULTRAK LOGO]
                                  Ultrak, Inc.
                             1301 Waters Ridge Drive
                             Lewisville, Texas 75057




June 11, 2001



Dear Option Holder:

As you are aware, Ultrak's stock is currently trading below the option price of most of the outstanding options granted under the 1988 Non-Qualified Stock Option Plan (the "1988 Plan"). I am pleased to inform you that Ultrak's Board of Directors has approved a stock option cancellation program, pursuant to which the Board intends to offer new stock options under the 1988 Plan (the "New Options"). The Board plans to issue the New Options to any current 1988 Plan stock option holder who has not received options after December 9, 2000 that agrees to cancel all or a portion of the current stock options that were granted previously under the 1988 Plan (the "Cancelled Options"). The stock option cancellation program is not being offered to any option holder who received a stock option grant under the 1988 Plan on or after December 9, 2000. The stock option cancellation program does not apply to outstanding stock options under the 1997 Incentive Stock Option Plan.

The attached Offer to Exchange and Letter of Transmittal describe the cancellation program and should be carefully reviewed. Note that the offer expires at 5:00 p.m., Lewisville, Texas time, on July 10, 2001 unless the offer is extended.

The Company intends to grant the New Options as soon as reasonably possible after the first date on which (as determined by the Company) such options may be granted without incurring an accounting expense with respect to such grants. Based on the Board's understanding of the current financial accounting rules, the New Options could not be granted prior to six months and two days from the date that the Cancelled Options are cancelled. The Company's stock option cancellation program is intended to provide employees who have not received options after December 9, 2000 an opportunity to cancel all unexercised Ultrak stock options granted under the 1988 Plan and receive New Options in the future with new option prices.

The option exercise price for the New Options will be the fair market value of Ultrak's stock on the date the New Options are granted. In addition, Ultrak's Shareholders approved an amendment to the 1988 Plan (the "Amendment") on June 1, 2001 that reduced the vesting period for new options granted under the 1988 Plan from five years to three years


Letter to Option Holders - Page 1
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The Board intends that the number of New Options you would receive would depend on the option price of the Cancelled Options. The New Options will be granted on the following basis:

         (1) For option prices of Cancelled Options up to $6.62 per share, the exchange ratio would be 1 for 1 (optionee would receive 1 new option in exchange for 1 Cancelled Option).

         (2) For option prices of Cancelled Options between $6.63 per share and $8.25 per share, the exchange ratio would be .75 for 1 (optionee would receive 3/4 of a new option in exchange for 1 Cancelled Option).

         (3) For option prices of Cancelled Options of $8.26 per share and above, the exchange ratio would be .5 for 1 (optionee would receive 1/2 of a new option in exchange for 1 Cancelled Option).

     Cancellation of your current options involves certain risks. You should carefully consider the matters discussed in the attached Offer to Exchange and this letter before electing to cancel your options.

     WHAT ARE THE PRIMARY RISKS IN CANCELING YOUR OPTIONS?

            o RISK--It is not known if the terms of the New Options will be more favorable than the terms of the Cancelled Options. The option price of the New Options will be the market price of Ultrak's Common Stock as of the close of business on the date the New Options are granted. It is impossible to predict the future price of Ultrak stock.

            o RISK--Since the grant of the New Options would be a new grant, you would start a new vesting period.

            o RISK--If Ultrak does not employ you (or you are not a non-employee director) on the date the New Options are granted, you will not receive New Options.

            o RISK--Apart from the risk that the New Options may have a higher option exercise price, it is possible that Ultrak's stock price may increase temporarily before the grant date of the New Options. In that case, you might have been able to exercise some of your vested Cancelled Options and sell the resulting stock at a profit, even if the stock price were to again decline after your exercise. By agreeing to cancel your current options, you forego the opportunity to profit from exercise of your vested Cancelled Options.

         ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER OR NOT TO TENDER YOUR ELIGIBLE OPTIONS. WE HAVE BEEN INFORMED BY THREE OF OUR EIGHT EXECUTIVE OFFICERS AND DIRECTORS THAT THEY PRESENTLY INTEND TO TENDER CERTAIN OF THEIR ELIGIBLE OPTIONS IN THE OFFER. WE HAVE BEEN INFORMED BY THE OTHER FIVE OF OUR EIGHT EXECUTIVE OFFICERS AND




Letter to Option Holders - Page 2
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DIRECTORS THAT THEY PRESENTLY DO NOT INTEND TO TENDER ANY OF THEIR ELIGIBLE
OPTIONS IN THE OFFER (ONE OF WHOM RECEIVED A STOCK OPTION GRANT UNDER THE 1988 PLAN AFTER DECEMBER 9, 2000 AND IS INELIGIBLE TO TENDER ANY OPTIONS IN THE OFFER).

         IF YOU ARE ELIGIBLE TO PARTICIPATE AND WISH TO CANCEL ALL OR A PORTION OF YOUR STOCK OPTIONS GRANTED UNDER THE 1988 PLAN AND BE ELIGIBLE TO RECEIVE GRANTS OF NEW OPTIONS, YOU MUST COMPLETE, SIGN AND PROPERLY AND TIMELY RETURN THE ATTACHED LETTER OF TRANSMITTAL SO THAT IT IS RECEIVED ON OR BEFORE THE DEADLINE. IF YOU DECIDE NOT TO CANCEL YOUR CURRENT OPTIONS UNDER THE 1988 PLAN, YOU NEED NOT DO ANYTHING AND YOUR STOCK OPTIONS WILL REMAIN UNCHANGED. SHOULD YOU HAVE ANY QUESTIONS, PLEASE CONTACT D'LENE SANDLEBACK AT DLENE.SANDLEBACK@ULTRAK.COM OR BY TELEPHONE AT 972-353-6455.

Sincerely,


Peter D. Beare
President of Ultrak, Inc.



Letter to Option Holders - Page 3